UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Soho House & Co Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

586001109
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of Pages 15
Exhibit Index: Page 15

CUSIP No. 586001109	SCHEDULE 13G	Page 2 of 15 Pages
1	NAMES OF REPORTING PERSONS
Nick Jones

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,042,171 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
10,042,171 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,042,171 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (i) 1,274,556 shares of Class A Common Stock (as defined herein) directly held by the reporting person and (ii) 8,767,615 shares of Class B Common Stock (as defined herein), which are convertible one-for-one into shares of Class A Common Stock.

(2)
Calculated based on the sum of (i) 53,741,731 shares of Class A Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group (as defined herein), which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 586001109	SCHEDULE 13G	Page 3 of 15 Pages
1	NAMES OF REPORTING PERSONS
Richard Allan Caring

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
41,512,104 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
41,512,104 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,512,104 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (i) 373,774 shares of Class A Common Stock directly held by the reporting person and (2) 41,138,330 shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.

(2)
Calculated based on the sum of (i) 53,741,731 shares of Class A Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 586001109	SCHEDULE 13G	Page 4 of 15 Pages
1	NAMES OF REPORTING PERSONS
Ronald Wayne Burkle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
200,000

	6	SHARED VOTING POWER
91,594,440 (1)

	7	SOLE DISPOSITIVE POWER
200,000

	8	SHARED DISPOSITIVE POWER
91,594,440 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,794,440 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
47.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	Includes 91,594,440 shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.

(2)
Calculated based on the sum of (i) 53,741,731 shares of Class A Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 586001109	SCHEDULE 13G	Page 5 of 15 Pages
1	NAMES OF REPORTING PERSONS
Yucaipa American Alliance (Parallel) Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
30,897,218 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
30,897,218 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,897,218 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.

(2)
Calculated based on the sum of (i) 53,741,731 shares of Class A Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 586001109	SCHEDULE 13G	Page 6 of 15 Pages
1	NAMES OF REPORTING PERSONS
Yucaipa American Alliance Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
46,899,423 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
46,899,423 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,899,423 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.

(2)
Calculated based on the sum of (i) 53,741,731 shares of Class A Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 586001109	SCHEDULE 13G	Page 7 of 15 Pages
1	NAMES OF REPORTING PERSONS
Yucaipa American Alliance Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,123,325 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,123,325 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,123,325 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.

(2)
Calculated based on the sum of (i) 53,741,731 shares of Class A Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 586001109	SCHEDULE 13G	Page 8 of 15 Pages
1	NAMES OF REPORTING PERSONS
Yucaipa Soho Works, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
353,763 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
353,763 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
353,763 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Represents shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.

(2)
Calculated based on the sum of (i) 53,741,731 shares of Class A Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 586001109	SCHEDULE 13G	Page 9 of 15 Pages
1	NAMES OF REPORTING PERSONS
Global Joint Venture Investment Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,871,215 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,871,215 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,871,215 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.

(2)
Calculated based on the sum of (i) 53,741,731 shares of Class A Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 586001109	SCHEDULE 13G	Page 10 of 15 Pages
1	NAMES OF REPORTING PERSONS
OA3, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,449,496 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,449,496 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,449,496 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.

(2)
Calculated based on the sum of (i) 53,741,731 shares of Class A Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 586001109	SCHEDULE 13G	Page 11 of 15 Pages
Item 1(a).	Name of Issuer

Soho House & Co Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

515 W. 20th Street, 5th Floor
New York, NY 10011

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1)	Nick Jones (“Mr. Jones”);
2)	Richard Allan Caring (“Mr. Caring”);
3)	Ronald Wayne Burkle (“Mr. Burkle”);
4)	Yucaipa American Alliance (Parallel) Fund II, L.P. (“Parallel Fund”);
5)	Yucaipa American Alliance Fund II, L.P. (“Fund II”);
6)	Yucaipa American Alliance Fund III, L.P. (“Fund III”);
7)	Yucaipa Soho Works, Inc. (“Soho Fund” and, together with Parallel Fund, Fund II and Fund III, the “Yucaipa Funds”);
8)	Global Joint Venture Investment Partners LP (“Global JV”); and
9)	OA3, LLC (“OA3”).

Mr. Jones is the founder of the Issuer and serves as a director on the Issuer’s board of directors (the “Board”). Mr. Caring serves as a director on Board. Mr. Burkle serves as Executive Chairman and a director of the Board. In addition, Mr. Burkle is the controlling partner of an affiliate of the Yucaipa Funds, of Global JV and of OA3 and, as such, may be deemed to have voting and dispositive control of the shares of Class A Common Stock held by each of the Yucaipa Funds, Global JV and OA3. Mr. Burkle disclaims beneficial ownership over these securities, except to the extent of his pecuniary interest therein.

Each of Mr. Jones, Mr. Caring, Parallel Fund and Fund II is a party to a Stockholders’ Agreement with the Issuer pursuant to which he/it agreed, on behalf of himself/itself and certain of his/its affiliates and family members (which includes each of the Reporting Persons), to vote together as a group with respect to certain matters concerning the Issuer (the “Voting Group”), so long as the Voting Group owns a requisite percentage of the Issuer’s total outstanding common stock. The members of the Voting Group, in the aggregate, hold all of the Issuer’s issued and outstanding Class B common stock, $0.01 par value (the “Class B Common Stock”), as well as an aggregate 1,848,330 shares of Class A Common Stock as of the date hereof. Each share of Class B Common Stock is entitled to ten votes per share. As a result, when voting together as a group, the Voting Group controls over 90% of the combined voting power of the Issuer and is able to control any action requiring Issuer shareholder approval. Each member of the Voting Group disclaims voting and dispositive power over the shares of Class A Common Stock and Class B Common Stock held by the other members of the Voting Group.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Mr. Jones and Mr. Caring
c/o Soho House & Co Inc.
515 W. 20th Street, 5th Floor
New York, NY 10011

Mr. Burkle, the Yucaipa Funds, Global JV and OA3
c/o The Yucaipa Companies
9130 West Sunset Boulevard
Los Angeles, CA 90069

CUSIP No. 586001109	SCHEDULE 13G	Page 12 of 15 Pages
Item 2(c).	Citizenship

Each of Mr. Jones and Mr. Caring are citizens of the United Kingdom. Mr. Burkle is a citizen of the United States of America. Each of Parallel Fund, Fund II and Fund III is a Delaware limited partnership. Soho Fund is a Delaware corporation. Global JV is a Cayman Islands limited partnership. OA3 LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number

586001109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

Item 4(a)	Amount beneficially owned:

As of December 31, 2023, the Voting Group may be deemed to beneficially own 143,348,715 shares of Class A Common Stock. This amount consists of: (i) 1,274,556 shares of Class A Common Stock held directly by Mr. Jones; (ii) 8,767,615 shares of Class B Common Stock held directly by Mr. Jones; (iii) 373,774 shares of Class A Common Stock held directly by Mr. Caring; (iv) 41,138,330 shares of Class B Common Stock held directly by Mr. Caring; (v) 200,000 shares of Class A Common Stock held directly by Mr. Burkle; (vi) 30,897,218 shares of Class B Common Stock held directly by Parallel Fund; (vii) 46,899,423 shares of Class B Common Stock held directly held by Fund II; (viii) 1,123,325 shares of Class B Common Stock held directly by Fund III; (ix) 353,763 shares of Class B Common Stock held directly held by Soho Fund; (x) 10,871,215 shares of Class B Common stock held directly by Global JV; and (xi) 1,449,496 shares of Class B Common Stock held directly by OA3. Each share of Class B common stock is convertible into one share of Class A Common Stock.

Item 4(b)	Percent of Class:

As of December 31, 2023, the Voting Group may be deemed the beneficial owner of 73.4% of the shares of Class A Common Stock outstanding. This amount includes: (i) 5.1% beneficially owned by Mr. Jones; (ii) 21.3% beneficially owned by Mr. Caring; (iii) 47.0% beneficially owned by Mr. Burkle; (iv) 15.8% beneficially owned by Parallel Fund; (v) 24.0% beneficially owned by Fund II; (vi) 0.6% beneficially owned by Fund III; (vii) 0.2% beneficially owned by Soho Fund; (viii) 5.6% beneficially owned by Global JV; and (ix) 0.7% beneficially owned by OA3.

The foregoing percentages are calculated based on the sum of (i) 53,741,731 shares of Class A Common Stock outstanding as of December 31, 2023, as provided by the Issuer, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

Item 4(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: For each individual Reporting Person, see responses to Item 5 on their respective cover pages

(ii)	Shared power to vote or to direct the vote: For each individual Reporting Person, see responses to Item 6 on their respective cover pages

(iii)	Sole power to dispose or to direct the disposition of: For each individual Reporting Person, see responses to Item 7 on their respective cover pages

(iv)	Shared power to dispose or to direct the disposition of: For each individual Reporting Person, see responses to Item 8 on their respective cover pages

The Voting Group may be deemed to have shared voting power over all 143,348,715 shares of Class A Common Stock beneficially owned by the Voting Group.

CUSIP No. 586001109	SCHEDULE 13G	Page 13 of 15 Pages
Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Each of Mr. Jones, Mr. Caring, Parallel Fund and Fund II is a party to a Stockholders’ Agreement with the Issuer pursuant to which he/it agreed, on behalf of himself/itself and certain of his/its affiliates and family members (which includes each of the Reporting Persons), to vote together as a group with respect to certain matters concerning the Issuer (defined herein as the “Voting Group”), so long as the Voting Group owns a requisite percentage of the Issuer’s total outstanding common stock. The members of the Voting Group, in the aggregate, hold all of the Issuer’s issued and outstanding Class B Common Stock, as well as an aggregate 1,848,330 shares of Class A Common Stock as of the date hereof. Each share of Class A Common Stock is entitled to one vote per share, and each share of Class B Common Stock is entitled to ten votes per share. As a result, when voting together as a group, the Voting Group controls over 90% of the combined voting power of the Issuer and is able to control any action requiring Issuer shareholder approval. Each member of the Voting Group disclaims voting and dispositive power over the shares of Class A Common Stock and Class B Common Stock held by the other members of the Voting Group.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 586001109	SCHEDULE 13G	Page 14 of 15 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

Nick Jones
/s/ Nick Jones

Richard Allan Caring
/s/ Richard Allan Caring

Ronald Wayne Burkle
/s/ Ronald Wayne Burkle

Yucaipa American Alliance (Parallel) Fund II, L.P.
Yucaipa American Alliance Fund II, L.P.
Yucaipa American Alliance Fund III, L.P.
Yucaipa Soho Works, Inc.
Global Joint Venture Investment Partners LP
OA3, LLC

By: /s/ Ronald Wayne Burkle
Name: Ronald Wayne Burkle
Title: Controlling Partner

CUSIP No. 586001109	SCHEDULE 13G	Page 15 of 15 Pages
EXHIBIT INDEX
Ex.		Page No.
A	Joint Filing Agreement	16